UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37947

Hunter Maritime Acquisition Corp.
(Translation of registrant’s name into English)

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

Hunter Maritime Announces CFO and Independent Director Resignations

Hunter Maritime Acquisition Corp. (the “Company”) today announced that Ms. Li Wei, the Company’s former Chief Financial Officer, resigned from her position with the Company. Her departure is not based on any disagreement with the Company on its accounting principles, practices or financial statement disclosures. Hunter Maritime will be initiating a search for a successor CFO.

The Company also announced that Mr. Tao Yang and Mr. Kevin C. Wei resigned as independent directors of the Company. Their departure is not based on any disagreement with the Company on its accounting principles, practices or financial statement disclosures. After resignation, Mr. Wei will serve as an advisor to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hunter Maritime Acquisition Corp.
(Registrant)

Date: July 8, 2019	By:	/s/ Jia Sheng
	Name:	Jia Sheng
	Title:	Chief Executive Officer

2